GEORGE M. WHITMORE, JR.
                                4 Cedarwood Drive
                          Greenwich, Connecticut 06630


February 2, 1998

BY FAX AND CERTIFIED MAIL


The Board of Directors
RTI Inc.
301 Antone Street
Sunland Park, NM  88063

Gentlemen:

It is with mixed emotions that I hereby tender my resignation as a director of the company effective immediately.

While I have great admiration for the company's technological capabilities and for its products, which attributes formed the basis of my support of the acquisition of Quality Air, Inc. In February of last year, I have since developed strong reservations concerning the ethical conduct and personal integrity of the members of the senior management who joined us with that acquisition and now control the Board. The excessive demands for personal financial aggrandizement of these management directors, for which they sought Board approval as the price of their continued service to the company, lie at the root of these concerns and contributed to the resignations of three directors within the past week.

At the telephone Board meeting on January 31 (attended, in addition to myself, by Messrs. Richard, Rockney and Ronald Bacchus and Dr. Lanny L. Snodgrass, newly elected to the Board at the outset of the meeting despite my abstention, based upon my introduction to Dr. Snodgrass first occurring at such meeting), I was gratified to learn from David Sass, Esq., recently appointed counsel (in attendance by invitation), that management now has accepted his advice to submit certain of their demands, with the necessary disclosure, for shareholder approval at the next Annual Meeting. Realistically, this will have the effect of deferring the prospect of longer-term financing of which the Company is in dire need.

In view of the current, precarious financial condition of the company, it is clear to me that the new few months will be fraught with uncertainty as the company seeks to secure interim financing to enable it continue operations. Were I to remain as a director, I can envision the need to receive and interpret a very considerable amount of information concerning operations, financing arrangements and the like in order to act in accordance with my fiduciary responsiblilities to the public shareholders. Since much of this information will emanate from management, who have not engendered my confidence as to the completeness and timeliness of their disclosures in the past. I foresee considerable personal effort and anguish entailed in fulfilling these responsibilities.

As I am currently under medical treatment for the recurrence of a serious ailment. I have been advised by my physicians to avoid undue stress. Under all of these circumstances and with due consideration for my personal well being. I do not believe I can responsibly continue to serve.

I wish the company and its shareholders well.


Very truly yours,



/s/ George M. Whitestone, Jr.
-------------------------------------
    George M. Whitestone, Jr.